UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             Ranger Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    75907105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John N. Turitzin
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                                  Page 1 of 6 Pages

CUSIP No. 75907105               SCHEDULE 13D                  Page 2 of 6 Pages

________________________________________________________________________________
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         Pure Group, Inc.
________________________________________________________________________________
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [_]

________________________________________________________________________________
     3.  Sec Use Only


________________________________________________________________________________
     4.  Source of Funds (See Instructions)

         WC
________________________________________________________________________________
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


________________________________________________________________________________
     6.  Citizenship or Place of Organization

         Delaware
________________________________________________________________________________
                    7.  Sole Voting Power

                        0
                ________________________________________________________________
     Number of      8.  Shared Voting Power
        Shares
  Beneficially          0
      Owned by  ________________________________________________________________
          Each      9.  Sole Dispositive Power
     Reporting
        Person          0
          With  ________________________________________________________________
                   10.  Shared Dispositive Power

                        0
________________________________________________________________________________
    11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         0
________________________________________________________________________________
    12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

________________________________________________________________________________
    13.  Percent of Class Represented by Amount in Row (11)

         0%
________________________________________________________________________________
    14.  Type of Reporting Person (See Instructions)

         CO
________________________________________________________________________________

CUSIP No. 75907105               SCHEDULE 13D                  Page 3 of 6 Pages

________________________________________________________________________________
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         Tangible Media, Inc.
________________________________________________________________________________
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [_]

________________________________________________________________________________
     3.  Sec Use Only


________________________________________________________________________________
     4.  Source of Funds (See Instructions)

         OO
________________________________________________________________________________
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


________________________________________________________________________________
     6.  Citizenship or Place of Organization

         Delaware
________________________________________________________________________________
                    7.  Sole Voting Power

                        0
                ________________________________________________________________
     Number of      8.  Shared Voting Power
        Shares
  Beneficially          0
      Owned by  ________________________________________________________________
          Each      9.  Sole Dispositive Power
     Reporting
        Person          0
          With  ________________________________________________________________
                   10.  Shared Dispositive Power

                        0
________________________________________________________________________________
    11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         0
________________________________________________________________________________
    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [_]

________________________________________________________________________________
    13.  Percent of Class Represented by Amount in Row (11)

         0%
________________________________________________________________________________
    14.  Type of Reporting Person (See Instructions)

         CO
________________________________________________________________________________

CUSIP No. 75907105               SCHEDULE 13D                  Page 4 of 6 Pages

________________________________________________________________________________
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         Isaac Perlmutter
________________________________________________________________________________
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [_]

________________________________________________________________________________
     3.  Sec Use Only


________________________________________________________________________________
     4.  Source of Funds (See Instructions)

         Not Applicable
________________________________________________________________________________
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


________________________________________________________________________________
     6.  Citizenship or Place of Organization

         USA
________________________________________________________________________________
                    7.  Sole Voting Power

                        0
                ________________________________________________________________
     Number of      8.  Shared Voting Power
        Shares
  Beneficially          0
      Owned by  ________________________________________________________________
          Each      9.  Sole Dispositive Power
     Reporting
        Person          0
          With  ________________________________________________________________
                   10.  Shared Dispositive Power

                        0
________________________________________________________________________________
    11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         0
________________________________________________________________________________
    12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

________________________________________________________________________________
    13.  Percent of Class Represented by Amount in Row (11)

         0%
________________________________________________________________________________
    14.  Type of Reporting Person (See Instructions)

         IN
________________________________________________________________________________

                                  SCHEDULE 13D                 Page 5 of 6 Pages

            This amends the Schedule 13D filed by the Reporting Persons on or about September 25, 1997 as amended by Amendment No. 1 filed on March 12, 1998 and Amendment No. 2 filed on January 4, 2001. Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.

            I. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended to include the following:

            "The Tender Offer closed on February 6, 2001. The Reporting Persons tendered and Bumgarner purchased 1,102,100 shares and 34,037 shares of the Common Stock of the Company beneficially owned by Pure Group, Inc. and Tangible Media, Inc., respectively. Mr. Perlmutter resigned as a director of the Company immediately prior to the closing of the Tender Offer."

            II. Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D, "Interest in Securities of the Issuer," are hereby amended and restated in their entirety as follows:

            "(a) None of the Reporting Persons own shares of the Common Stock of the Company."

            "(b) None of the Reporting Persons have any voting power or dispositive power with respect to any shares of Common Stock of the Company."

            "(c) Pure Group, Inc. and Tangible Media, Inc. sold 1,102,100 shares and 34,037 shares, respectively, of the Common Stock for $2.00 per share on February 6, 2001 to Bumgarner, pursuant to the Tender Offer and the Stock Purchase Agreement."

            "(e) Each Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on February 6, 2001."

            III. Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer," is hereby amended to include the following:

            "There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

                                    Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 12, 2001


Pure Group, Inc.                           Tangible Media, Inc.


By: /s/ Isaac Perlmutter                       By: /s/ Isaac Perlmutter
    ---------------------------                    --------------------------
    Name:  Isaac Perlmutter                        Name:  Isaac Perlmutter
    Title: President                               Title: Vice President



/s/ Isaac Perlmutter
------------------------------
Isaac Perlmutter (individually)